November 8, 2012

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey R. Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-0404

Re:                             Amicus Therapeutics, Inc.
Registration Statement on Form S-3
Filed October 22, 2012
File No. 333-184531

Dear Mr. Riedler:

On behalf of Amicus Therapeutics, Inc., a Delaware corporation (the “Company” or “Amicus”), in connection with the Company’s Registration Statement on Form S-3 filed on October 22, 2012 (the “Registration Statement”), set forth below is the response of the Company to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that was contained in your letter dated October 31, 2012 (the “Comment Letter”).  For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Comment

Item 16. Exhibits, page 15

1.                                      We note your disclosure included in the Form 8-K filed on July 23, 2012 stating that the Expanded Collaboration Agreement and Stock Purchase Agreement will be filed at a later date. As these agreements have not been filed to date, please amend your registration statement to file these agreements as exhibits or confirm that you will file both agreements with the Form 10-Q for the quarter ended September 30, 2012.

Response:  In response to the Staff’s comment on the filing of the Expanded Collaboration Agreement and Stock Purchase Agreement, the Company respectfully advises the Staff that the agreements were filed with the Commission on November 5, 2012 as exhibits to the Company’s quarterly report on Form 10-Q for the period ended September 30, 2012.

*                *                *

Should you wish to discuss the contents of this letter at any time, please do not hesitate to contact me at (609) 662-5067.

Very truly yours,

/s/ Peter M. Macaluso
Peter M. Macaluso
Senior Director, Legal and Secretary

cc:                                John F. Crowley, Amicus Therapeutics, Inc
William D. Baird, III, Amicus Therapeutics, Inc

AMICUS THERAPEUTICS, INC.
1 Cedar Brook Drive
Cranbury, NJ 08512

November 8, 2012

Jeffrey R. Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-0404

Re:                             Amicus Therapeutics, Inc.
Registration Statement on Form S-3
Filed October 22, 2012
File No. 333-184531

Dear Mr. Riedler:

In connection with the response letter dated November 8, 2012 submitted by Amicus Therapeutics, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated October 31, 2012, the Company hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact William D. Baird, III, Chief Financial Officer at (609) 662-5022, Peter Macaluso, Senior Director and Secretary, at (609)662-5067, or the undersigned, the Chief Executive Officer of the Company, at (609) 662-2000.

Very truly yours,

/s/ John F. Crowley
John F. Crowley
Chairman and Chief Executive Officer

cc:                                William D. Baird, III, Amicus Therapeutics, Inc.
Peter Macaluso, Amicus Therapeutics, Inc.